Exhibit 99.1

BEZEQ GROUP REPORTS
FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "Our financial results testify to the strength of the
Group and the balance provided by our portfolio of companies, as well as our ability to attain profitability margins and cash generation that are among the highest in Israel."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "Against a background of the changes undergone within the communications market during the past year, the strength and balance provided by our portfolio of companies highlights our position as the leading communications provider in Israel. Excellent management execution helped mitigate the loss of revenues into only a moderate decline in profits in 2012, with the recording of cash flow from operating activities of more than 4 billion shekels and an increase of more than 1.2 billion shekels in free cash flow."

Tel Aviv, Israel – March 14, 2013 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2012. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	2,449	2,650	(7.6)%	10,278	11,373	(9.6)%
Operating profit	772	698	10.6%	3,035	3,242	(6.4)%
EBITDA	1,133	1,053	7.6%	4,471	4,637	(3.6)%
EBITDA margin	46.3%	39.7%		43.5%	40.8%
Net profit attributable to Company shareholders	519	524	(1.0)%	1,858	2,066	(10.1)%
Diluted EPS (NIS)	0.19	0.19	0.0%	0.68	0.76	(10.5)%
Cash flow from operating activities	1,002	859	16.6%	4,014	3,186	26.0%
Payments for investments, net	192	544	(64.7)%	1,235	1,637	(24.6)%
Free cash flow 1	810	315	157.1%	2,779	1,549	79.4%
Net debt/EBITDA (end of period) 2	1.79	1.57		1.79	1.57
Net debt/shareholders' equity (end of period)	3.25	2.75		3.25	2.75

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	1

Shaul Elovitch, Bezeq's Chairman, stated, “Our financial results testify to the strength of the Group and the balance provided by our portfolio of companies, as well as our ability to attain profitability margins and cash generation that are among the highest in Israel. 2012 was a year in which the communications market underwent profound changes that led to even more intense competition in all the sectors in which we operate. I foresee that the reform of the wholesale market, together with the cancellation of structural separation, will benefit the consumer in terms of delivering the most advanced integration of communications services at attractively valued price points. Concurrently, communications companies will be able to profit from the wholesale market, thanks to streamlining processes and the creation of synergy among the various operations. Our strategy is to lead in all fields in which we operate, by providing excellent service and the most advanced infrastructures. To do this, we recently completed deployment of our NGN network and are now deploying optical lines to customer premises and residential buildings (FTTB/H)."

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our financial results reflect strong levels of cash generation.  Despite intensified competition, the moderate erosion in profitability was partially mitigated by our success in instituting streamlining processes across the Group. Against a background of the changes undergone within the communications market during the past year, the strength and balance provided by our portfolio of companies highlights our position as the leading communications provider in Israel. Excellent management execution helped mitigate the loss of revenues into only a moderate decline in profits in 2012, with the recording of cash flow from operating activities of more than 4 billion shekels. In 2012, free cash flow reached a record of NIS 2.78 billion shekels, an increase of more than 1.2 billion shekels compared to 2011. The ongoing strength of our cash flows enable us to continue to invest in and develop our communications infrastructure widening the gap between Bezeq and its competitors in every area, all while continuing to distribute dividends to our shareholders."

Bezeq Group Results (Consolidated)

Revenues in 2012 amounted to NIS 10.28 billion compared with NIS 11.37 billion in 2011, a decrease of 9.6%. The reduction in Group revenues was primarily due to a decrease in revenues from the cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 704 million) together with a decrease in revenues from cellular services (decrease of NIS 376 million).  Group revenues in the fourth quarter of 2012 amounted to 2.45 billion compared with NIS 2.65 billion in the corresponding quarter of 2011, a decrease of 7.6%.

Operating profit in 2012 amounted to NIS 3.04 billion compared with NIS 3.24 billion in 2011, a decrease of 6.4%.   Earnings before interest, taxes, depreciation and amortization (EBITDA) in 2012 amounted to NIS 4.47 billion (EBITDA margin of 43.5%) compared with NIS 4.64 billion (EBITDA margin of 40.8%) in 2011, a decrease of 3.6%.  Net profit attributable to Bezeq shareholders amounted to NIS 1.86 billion compared with NIS 2.07 billion in 2011, a decrease of 10.1%.  Overall, the decline in profitability metrics was due to a decrease in profitability in the cellular segment partially offset by a decrease in a provision for employee retirement.

Operating profit in the fourth quarter of 2012 amounted to NIS 772 million, compared with NIS 698 million in the corresponding quarter of 2011, an increase of 10.6%.  EBITDA in the fourth quarter of 2012 amounted to NIS 1.13 billion (EBITDA margin of 46.3%), compared with NIS 1.05 billion (EBITDA margin of 39.7%) in the corresponding quarter of 2011, an increase of 7.6%. The increase in operating profit and EBITDA was primarily due to an increase in gains from the sale of real estate and copper as well as a reduction in a provision for employee retirement compared to the fourth quarter of 2011.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	2

Net profit attributable to Bezeq shareholders in the fourth quarter of 2012 amounted to NIS 519 million compared with NIS 524 million in the corresponding quarter of 2011, a decrease of 1.0%. The minor decline in net profit was due to the increase in corporate tax expenses.

Cash flow from operating activities in 2012 amounted to NIS 4.01 billion compared with NIS 3.19 billion in 2011, an increase of 26.0%. Cash flow from operating activities in the fourth quarter of 2012 amounted to NIS 1.00 billion compared with NIS 859 million in the corresponding quarter of 2011, an increase of 16.6%.  The increase was primarily due to improved working capital in the cellular segment as a result of a decrease in trade receivables.

Free cash flow in 2012 amounted to NIS 2.78 billion compared with NIS 1.55 billion in 2011, an increase of 79.4%. Free cash flow in the fourth quarter of 2012 amounted to NIS 810 million compared with NIS 315 million in the corresponding quarter of 2011, an increase of 157.1%.  The increase in free cash flow was due to an increase in cash flow from operating activities as well as the completion of major infrastructure projects initiated in prior years specifically the NGN and submarine cable.

As of December 31, 2012, gross financial debt of the Group was NIS 9.55 billion, compared with NIS 9.58 billion as of December 31, 2011. The net financial debt of the Group was NIS 8.00 billion compared with NIS 7.28 billion as of December 31, 2011. At the end of December 2012, the Group's net financial debt to EBITDA ratio was 1.79, compared with 1.57 at the end of December 2011.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of profits for the second half of 2012 as a cash dividend to shareholders of NIS 861 million. Together with the aforementioned semi-annual dividend, the Company will make the fifth payment of the special dividend of NIS 500 million. The total dividend to be distributed will be NIS 1.361 billion (approximately NIS 0.50 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable together with the special dividend on May 13, 2013.  The  ex-dividend date is May 1, 2013.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	3

2013 Outlook

The Bezeq Group reiterates its guidance for the year 2013 published on February 5, 2013 and estimates the following:

Net profit attributable to shareholders:	NIS 1.7 billion to NIS 1.8 billion
EBITDA:	NIS 4.25 billion to NIS 4.35 billion
Free cash flow:	Above NIS 2.7 billion

In 2013, streamlining processes are expected to continue throughout the Group. In addition, the Company intends to expedite the pace of the deployment of optical lines to customer premises and residential buildings (FTTB/H), so that during the year a significant part of the network will be deployed. The pace of FTTB/H deployments are expected to increase in the following years.

The Company's above forecasts are based on assessments, assumptions and expectations of the Company, including these:

a.
The forecasts do not include the effects of an employee retirement plan beyond those discussed and approved in connection with prior years. At today's date, no employee retirement plan has been approved for 2013. The forecast could change, depending on the scope and characteristics of the retirement plan that the Company will adopt for 2013.

b.
The forecasts do not include the possible impact of the costs of a 4G frequency tender (LTE) for a cellular network, if such an auction is held. At today's date, no LTE frequency tender has been published, although in 2012 the Ministry of Communications announced its intention to allocate such frequencies.

c.
The forecast is based, inter alia, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2013. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors  detailed in the Group's financial statements.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	4

 Bezeq Fixed-Line Results

•	Highest increase in 5 years in Internet subscriber recruitment to 1.17 million customers

•	Revenues from Internet services in 2012 grew by NIS 74 million to NIS 1.17 million

•	Operating profit in 2012 increased 17.8% to NIS 1.95 billion

•	Average broadband speed jumped 43.3% year-over-year

Avi Gabbay, Bezeq CEO: "We had an excellent 2012, a year that shows strong growth in Internet and data communications as well as improved profitability margins and service quality. Our success on these fronts reflects our belief that our Internet service offers our customers much more. In addition, investment in our Fiber NGN infrastructure is designed to enable us to extend our leadership through the coming years."

Revenues in 2012 amounted to NIS 4.63 billion compared with NIS 4.65 billion in 2011, a minor decrease of 0.4%. After adjusting for the effect of interconnect fees to cellular operators, revenues increased slightly in 2012. Revenues in the fourth quarter of 2012 amounted to NIS 1.12 billion compared with NIS 1.11 billion in the corresponding quarter of 2011, an increase of 0.6%.

Revenues from Internet services in 2012 amounted to NIS 1.17 billion compared with NIS 1.09 billion in 2011, an increase of 6.8%. Revenues from Internet services in the fourth quarter of 2012 amounted to NIS 294 million compared with NIS 282 million in 2011, an increase of 4.3%.  The growth in revenues from Internet services was primarily due to the increase in the number of Internet subscribers as well as the rise in average revenue per subscriber as a result of the continued upgrading of broadband customers to NGN Internet speeds.  In 2012, Bezeq continued to lower the price of high-speed surfing over VDSL technology, making it more accessible and turning it into a significant growth driver. The rise in Internet and data revenues mitigated the decline in revenues from traditional fixed-line telephony.

Operating profit in 2012 amounted to NIS 1.95 billion compared with NIS 1.66 billion in 2011, an increase of 17.8%.  EBITDA in 2012 amounted to NIS 2.68 billion compared with NIS 2.35 billion in 2011, an increase of 14.4%. Net profit in 2012 amounted to NIS 1.22 billion compared with NIS 1.07 billion in 2011, an increase of 14.9%.  The increase in profitability metrics was primarily due to an increase in profitability from ongoing operations as well as a reduction in a provision for employee retirement.  In 2011, the provision for early retirement amounted to NIS 369 million compared with NIS 32 million in 2012.

Operating profit in the fourth quarter of 2012 amounted to NIS 558 million compared with NIS 384 million in the corresponding quarter of 2011, an increase of 45.3%. EBITDA in the fourth quarter of 2012 amounted to NIS 747 million (EBITDA margin of 66.6%) compared with NIS 559 million (EBITDA margin of 50.2%) in the corresponding quarter of 2011, an increase of 33.6%.  Net profit in the fourth quarter of 2012 amounted to NIS 367 million compared with NIS 301 million in the corresponding quarter of 2011, an increase of 21.9%.  The increase in profitability metrics was primarily due to an increase in gains from the sale of real estate and copper as well as a reduction in a provision for employee retirement.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	5

Bezeq continued to generate strong cash flow from operating activities amounting to NIS 2.01 billion in 2012 compared with NIS 2.11 billion in 2011, a decrease of 4.6%.  Cash flow from operating activities in the fourth quarter of 2012 amounted to NIS 512 million compared with NIS 550 million in the corresponding quarter of 2011, a decrease of 6.9%.

Bezeq's high cash flow generation was further expressed in its free cash flow which amounted to NIS 1.35 billion in 2012 compared with NIS 1.17 billion in 2011, an increase of 15.6%.  Free cash flow in the fourth quarter of 2012 amounted to NIS 446 million compared with 216 million, an increase of 106.5%.  The increase in free cash flow was due to the completion of the deployment of the NGN project as well as an increase in proceeds from the sale of fixed assets.

The number of Internet subscribers increased by 58,000 in 2012, the highest increase in 5 years, and totaled 1.17 million at year-end, an increase of 5.2% compared to 2011.

Average broadband speed per customer in 2012 reached 9.6 Mbps, an increase of 43.3% compared with 2011.

Average revenue per user (ARPU) from broadband Internet services amounted to NIS 81 per month in 2012, compared to NIS 80 in 2011.

The number of access lines at year-end 2012 was 2.27 million, a decrease of 4.2% compared with year-end 2011.  Average monthly revenue per line (ARPL) decreased to NIS 73 in 2012 compared with NIS 76 in 2011.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	6

Bezeq Fixed-Line	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	1,121	1,114	0.6%	4,630	4,648	(0.4)%
Operating profit	558	384	45.3%	1,953	1,658	17.8%
EBITDA	747	559	33.6%	2,683	2,346	14.4%
EBITDA margin	66.6%	50.2%		57.9%	50.5%
Net profit 1	367	301	21.9%	1,224	1,065	14.9%
Cash flows from operating activities	512	550	(6.9)%	2,009	2,106	(4.6)%
Payments for investments, net	66	219	(69.9)%	658	937	(29.8%
Free cash flow 2	446	216	106.5%	1,351	1,169	15.6%
Number of active subscriber lines (end of period, in thousands) 3	2,268	2,367	(4.2)%	2,268	2,367	(4.2)%
Average monthly revenue per line (NIS) 4	71	70	1.4%	73	76	(3.9)%
Number of outgoing usage minutes (millions)	1,979	2,339	(15.4)%	8,691	9,758	(10.9)%
Number of incoming usage minutes (millions)	1,571	1,526	2.9%	6,225	6,240	(0.2)%
Churn rate (%) 5	4.0%	2.8%		15.3%	11.6%
Number of broadband internet subscribers (end of period, in thousands)	1,169	1,111	5.2%	1,169	1,111	5.2%
Average monthly revenue per broadband internet subscriber (NIS)	80	81	(1.2)%	81	80	1.3%
Average broadband speed per subscriber (end of period, Mbps)	9.6	6.7	43.3%	9.6	6.7	43.3%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flow s from operating activities less net payments for investments.

3 Inactive subscribers are those w hose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

4 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

5 Churn rate is calculated according to the number of telephone subscribers w ho have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	7

Pelephone Results

•	Net profit in 2012 amounted to NIS 698 million, a decrease of 33.9%

•	Operating cash flow in 2012 reached NIS 1.73 billion, an increase of 116%

Gil Sharon, CEO of Pelephone, stated, “We are the leading Israeli communications company in terms of net profit and average revenue per subscriber. In the face of regulatory reform and the entrance of new players in the market, we experienced the lowest level of subscriber loss among the incumbent operators and climbed to second place in terms of cellular revenues and EBITDA generation. In the past four years, we have closed large gaps with our competitors on all business fronts. We achieved this through streamlining our operations to reduce expenses, strategic marketing initiatives, and the signing of roaming agreements with Hot Mobile and Rami Levy.

“In 2012, we secured large business agreement renewals with leading institutions such as Hadassah Hospital (10,000 subscribers), Dan Bus Company (15,000 subscribers) and Maccabi Health Services (16,000 subscribers). Notable new corporate customers were also recruited in the high-tech sector, such as Alvarion, Google and Plason Security Industries, among others," concluded Sharon.

Total revenues in 2012 amounted to NIS 4.47 billion compared with NIS 5.55 billion in 2011, a decrease of 19.5%.  Total revenues in the fourth quarter of 2012 amounted to NIS 1.03 billion compared with NIS 1.24 billion in the corresponding quarter of 2011, a decrease of 17.1%.

Revenues from services in 2012 amounted to NIS 3.26 billion compared with NIS 3.64 billion in 2011, a decrease of 10.3%.  Revenues from services in the fourth quarter of 2012 amounted to NIS 754 million compared with NIS 849 million in the corresponding quarter of 2011, a decrease of 11.2%. The decrease was primarily due to tariff erosion as a result of increased competition in the cellular market, partially offset by wholesale revenues from new communications operators for their hosting on Pelephone's network.

Revenues from handsets in 2012 amounted to NIS 1.21 billion compared with NIS 1.91 billion in 2011, a decrease of 36.8%.  Revenues from handsets in the fourth quarter of 2012 amounted to NIS 273 million compared with NIS 390 million in the corresponding quarter of 2011, a decrease of 30.0%. The decrease was due to increased competition in the market which led to a reduction in the number of handsets sold compared with 2011.

Operating profit in 2012 amounted to NIS 892 million compared with NIS 1.36 billion in 2011, a decrease of 34.4%.  Operating profit in the fourth quarter of 2012 amounted to NIS 167 million compared with NIS 262 million in the corresponding quarter of 2011, a decrease of 36.3%.

EBITDA in 2012 amounted to NIS 1.42 billion (EBITDA margin of 31.9%) compared with NIS 1.92 billion (EBITDA margin of 34.6%) in 2011, a decrease of 25.9%.  EBITDA in the fourth quarter of 2012 amounted to NIS 296 million (EBITDA margin of 28.8%), compared with NIS 401 million (EBITDA margin of 32.4%) in the corresponding quarter of 2011, a decrease of 26.2%. Pelephone's EBITDA margin was the best of the Israeli cellular operators in 2012.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	8

Net profit in 2012 amounted to NIS 698 million compared with NIS 1.06 billion in 2011, a decrease of 33.9%.  Net profit in the fourth quarter of 2012 amounted to NIS 134 million compared with NIS 204 million in the corresponding quarter of 2011, a decrease of 34.3%.

The decrease in Pelephone’s profitability metrics was primarily due to the reduction in equipment revenues and the continued reduction of tariffs during the year as a result of the regulatory changes and the entrance of new operators in the second quarter of 2012.

Cash flow from operating activities in 2012 amounted to NIS 1.73 billion compared with NIS 800 million in 2011, an increase of 116%.  Cash flow from operating activities in the fourth quarter of 2012 amounted to NIS 388 million compared with NIS 223 million in the corresponding quarter of 2011, an increase of 74.0%.  The increase was primarily due to an improvement in working capital as a result of a decrease in the sale of handsets together with a decrease in payments to handset suppliers, as well as from the factoring in of certain receivables from previously purchased handsets paid for in installments.

Total Pelephone subscribers on December 31, 2012 numbered 2.800 million compared with 2.847 million at the beginning of the year.  Pelephone lost a net of only 47,000 subscribers during 2012 despite the intense competition in the market and the entrance of new competitors.

Average monthly revenue per user (ARPU) in 2012 amounted to NIS 95 compared with NIS 107 in 2011.  ARPU in the fourth quarter of 2012 amounted to NIS 89, compared with NIS 100 in the corresponding quarter of 2011.

Average monthly minutes of use per customer (MOU) increased in 2012 by 44 minutes reaching 419 minutes compared with 375 minutes in 2011.  MOU in the fourth quarter increased by 58 minutes and reached 442 minutes compared with 384 minutes in the corresponding quarter.  The increase in MOU was driven by the transition to unlimited calling plans.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	9

Pelephone	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Total revenues	1,027	1,239	(17.1)%	4,468	5,548	(19.5)%
Service revenues	754	849	(11.2)%	3,261	3,637	(10.3)%
Equipment revenues	273	390	(30.0)%	1,207	1,911	(36.8)%
Operating profit	167	262	(36.3)%	892	1,360	(34.4)%
EBITDA	296	401	(26.2)%	1,423	1,921	(25.9)%
EBITDA margin	28.8%	32.4%		31.9%	34.6%
Net profit	134	204	(34.3)%	698	1,056	(33.9)%
Cash flows from operating activities	388	223	74.0%	1,728	800	116.0%
Payments for investments, net	73	92	(20.7)%	381	382	(0.3)%
Free cash flow 1	315	131	140.5%	1,347	418	222.2%
Total subscribers (end of period, in thousands) 2	2,800	2,847	(1.7)%	2,800	2,847	(1.7)%
Average revenue per user (ARPU, NIS) 3	89	100	(11.0)%	95	107	(11.2)%
Average monthly minutes of use per subscriber (MOU) 4	442	384	15.1%	419	375	11.7%
Churn rate 5	5.9%	5.3%		22.4%	22.9%

1  Free cash flow is defined as cash flow s from operating activities less net payments for investments.

2Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers w ho are connected to Pelephone's services for six months or more. An inactive subscriber is one w ho in the past six months has not received or made at least one call or w ho has not paid for Pelephone's services.

3 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators w ho use Pelephone's network (from whom revenues commenced in 2012), and repair and warranty services in the period by average Pelephone active subscribers in the same period.

4 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

5 Churn rate is calculated according to the proportion of subscribers w ho have disconnected from the Company's services and subscribers w ho have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	10

Bezeq International Results

•	Revenues in 2012 amounted to NIS 1.34 billion

•	EBITDA grew to a yearly and quarterly record of NIS 355 million and NIS 95 million for EBITDA margins of 27% and 28% respectively

•	Full year revenues from Internet services grew 6% and Internet subscribers increased 7% compared with the year ago despite the intense competitive environment during 2012

Itzik Benbenisti, CEO of Bezeq International, stated, “2012 was a special year in which we realized the great advantages from the submarine cable and posted impressive growth in the recruitment of Internet customers. It was a year where we successfully made a leap in the business market by selling business integration and cloud computing solutions.  Our performance was further highlighted by the excellence of our customer service as we attained the highest EBITDA in the company's history. These achievements take on even greater significance against the backdrop of intense competition and the regulatory changes that characterized the year.”

Revenues in 2012 amounted to NIS 1.34 billion compared with NIS 1.35 billion in 2011, a decrease of 1.0%.  Revenues in the fourth quarter of 2012 amounted to NIS 339 million compared with NIS 341 million in the corresponding quarter of 2011, a decrease of 0.5%.

The minor decrease in revenues was primarily due to the reduction of revenues from international calls almost completely offset by the significant growth in sales of the company's Internet services delivered across the submarine cable infrastructure and the Power NGN high speed network.  Services across both new infrastructures were launched at the beginning of the year and were further supported by growth in Information and Communication Technology (ICT) solutions.

Operating profit in 2012 amounted to NIS 219 million compared with NIS 241 million in 2011, a decrease of 9.2%.  The decrease in operating profit was primarily due to an increase in the company's depreciation expenses as a result of investments in the submarine cable and additional investments in ICT offerings. Operating profit in the fourth quarter of 2012 amounted to NIS 61 million compared with NIS 59 million in the corresponding quarter of 2011, an increase of 5.2%.

EBITDA in 2012 reached a record of NIS 355 million (EBITDA margin of 26.5%) compared with NIS 350 million (EBITDA margin of 25.9%) in 2011, an increase of 1.5%. EBITDA in the fourth quarter of 2012 amounted to NIS 95 million (EBITDA margin of 27.9%) compared with NIS 89 million (EBITDA margin of 26.0%) in the corresponding quarter of 2011, an increase of 6.6%. The increase in EBITDA was primarily due to growth in revenues from Internet services as well as increased operating efficiency relating to the submarine cable.

Net profit in 2012 amounted to NIS 160 million compared with NIS 182 million in 2011, a decrease of 12.4%.  The decrease in net profit was primarily due to an increase in the company's depreciation expenses as stated above. Net profit in the fourth quarter of 2012 amounted to NIS 45 million compared with NIS 44 million in the corresponding quarter of 2011, an increase of 1.5%.

Cash flow from operating activities in 2012 amounted to NIS 272 million compared with NIS 243 million in 2011, an increase of 11.7%.  Cash flow from operating activities in the fourth quarter of 2012 amounted to NIS 87 million compared with NIS 76 million in the corresponding quarter of 2011, an increase of 13.7%. The increase was primarily due positive changes in working capital.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	11

Free cash flow in 2012 amounted to NIS 99 million compared with NIS negative free cash flow of NIS 44 million in 2011.  Free cash flow in the fourth quarter of 2012 amounted to NIS 49 million compared with negative free cash flow of NIS 27 million in the corresponding quarter of 2011.  The increase in free cash flow was primarily due to the increase in cash flow from operating activities as well as a reduction in capital expenditures as a result of the completion of the submarine cable deployment.

Bezeq International	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	339	341	(0.5)%	1,340	1,354	(1.0)%
Operating profit	61	59	5.2%	219	241	(9.2)%
EBITDA	95	89	6.6%	355	350	1.5%
EBITDA margin	27.9%	26.0%		26.5%	25.9%
Net profit	45	44	1.5%	160	182	(12.4)%
Cash flows from operating activities	87	76	13.7%	272	243	11.7%
Payments for investments, net	38	103	(63.1)%	173	288	(39.8)%
Free cash flow 1	49	(27)		99	(44)

1 Free cash flow is defined as cash flow s from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	12

yes Results

•	Revenues in 2012 increased 1.1% to NIS 1.64 billion

•	yes subscribers at the end of 2012 decreased 1.4% to 578,000

Ron Eilon, CEO of yes, stated, “Our technological and content advantages helped us deliver solid results in 2012. Currently however, regulatory restrictions do not allow us to freely compete in the Pay-TV market, and at the end of the day these restrictions are detrimental to consumer choice and value.  We continue to believe that if there were truly free competition in the market, without the limitations imposed on us, then the situation of both the company and our customers would be much better."

Revenues in 2012 amounted to NIS 1.64 billion compared with NIS 1.62 billion in 2011, an increase of 1.1%.  Revenues in the fourth quarter of 2012 amounted to NIS 407 million compared with NIS 404 million in the corresponding quarter of 2011, an increase of 1.0%.  The increase in revenues was primarily due to growth in sales and usage of advanced services such as VOD and yesMaxTotal.

Comparative numbers for operating profit, EBITDA and net profit in 2011 and for the fourth quarter of 2011 were affected by a reduction in the provision recorded for AKUM, a non-profit organization which administers proprietary music rights, in respect of royalties of prior years.

Operating profit in 2012 amounted to NIS 253 million compared with NIS 295 million, a decrease of 14.3%.  Operating profit in the fourth quarter of 2012 amounted to NIS 73 million compared with NIS 106 million in the corresponding quarter of 2011, a decrease of 30.7%.  The decrease in operating profit was mainly due to the reduction in the provision recorded for AKUM in 2011, among other factors.

EBITDA in 2012 amounted to NIS 501 million compared to NIS 571 million in 2011, a decrease of 12.3%.  The decrease in EBITDA was primarily due to the reduction in the provision for AKUM in 2011 and an increase in foreign currency exchange rates, among other factors.  EBITDA in the fourth quarter of 2012 amounted to NIS 137 million (EBITDA margin of 33.4%) compared with NIS 168 million (EBITDA margin of 41.6%) in the corresponding quarter of 2011, a decrease of 18.6%.

Net loss in 2012 amounted to NIS 310 million compared with NIS 230 million in 2011, an increase of 35.1%.  Net loss in the fourth quarter of 2012 amounted to NIS 21 million compared with net profit of NIS 8 million in the corresponding quarter of 2011.  The increase in net loss was primarily due to the reduction in the provision recorded for AKUM in 2011, among other factors.

Profit before finance expenses to shareholders and taxes in 2012 amounted to NIS 99 million compared with NIS 149 million in 2011. Profit before finance expenses to shareholders and taxes in the fourth quarter of 2012 amounted to NIS 57 million compared with NIS 88 million in the corresponding quarter of 2011. The difference is mainly attributable to the reduction in the provision recorded for AKUM in 2011, among other factors.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	13

Cash flow from operating activities in 2012 amounted to NIS 418 million compared with NIS 513 million in 2011, a decrease of 18.5%.  The decrease in cash flow from operating activities was mainly due to a decrease in profitability as well as an increase in the cost of acquiring broadcasting rights.

Free cash flow in 2012 amounted to NIS 134 million compared with NIS 250 million in 2011, a decrease of 46.2%.  The decrease in free cash flow was mainly due to a decrease in cash flow from operating activities as well as an increase in capital expenditures.

ARPU in 2012 amounted to NIS 234 compared with NIS 232 in 2011, an increase of 1.0%. ARPU in the fourth quarter of 2012 amounted to NIS 234 compared with NIS 229 in the corresponding quarter of 2011, and increase of 2.2%.

yes	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	407	404	1.0%	1,636	1,619	1.1%
Operating profit	73	106	(30.7)%	253	295	(14.3)%
EBITDA	137	168	(18.6)%	501	571	(12.3)%
EBITDA margin	33.4%	41.6%		30.6%	35.3%
Net loss	(21)	8		(310)	(230)	(35.1)%
Cash flows from operating activities	119	119	0.0%	418	513	(18.5)%
Payments for investments, net	72	62	17.5%	284	264	7.6%
Free cash flow 1	47	57	(17.3)%	134	250	(46.2)%
Number of subscribers (end of period, in thousands) 2	578	586	(1.4)%	578	586	(1.4)%
Average revenue per user (ARPU, NIS) 3	234	229	2.2%	234	232	1.0%
Churn rate (%) 4	3.8%	2.8%		15.4%	11.9%

1 Free cash flow is defined as cash flows from operating activities less net  payments for investments.

2 Subscriber one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

3 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

4 Churn rate - the number of DBS subscribers w ho left DBS during the period divided by the average number of registered DBS subscribers in the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	14

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, March 14, 2013, at 3:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, March 20, 2013. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5904
Israel Phone Number: 03-925-5904

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	15

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	16

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	2012	2011	2010
	NIS million	NIS million	NIS million

Revenues	10,278	11,373	11,987

Costs and expenses
Depreciation and amortization	1,436	1,395	1,409
Salaries	1,982	2,103	2,024
General and operating expenses	3,953	4,494	5,026
Other operating expenses (income), net	(128)	139	(216)
	7,243	8,131	8,243

Operating profit	3,035	3,242	3,744
Financing expenses
Financing expenses	647	599	391
Financing income	(498)	(389)	(282)
Financing expenses, net	149	210	109

Profit after financing expenses, net	2,886	3,032	3,635
Share in losses of equity-accounted investees	245	216	261
Profit before income tax	2,641	2,816	3,374
Income tax	777	755	932
Profit for the year	1,864	2,061	2,442

Attributable to:
Owners of the Company	1,858	2,066	2,443
Non-controlling interests	6	(5)	(1)
Profit for the year	1,864	2,061	2,442
Earnings per share (NIS)
Basic earnings per share	0.68	0.76	0.91

Diluted earnings per share	0.68	0.76	0.90

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	17

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	2012	2011
Assets	NIS million	NIS million
Cash and cash equivalents	466	1,352
Investments, including derivatives	1,081	946
Trade receivables	2,927	3,059
Other receivables	321	286
Inventory	123	204
Assets classified as held for sale	44	23
Total current assets	4,962	5,870

Investments, including derivatives	90	119
Trade and other receivables	1,074	1,499
Property, plant and equipment	6,076	6,022
Intangible assets	2,178	2,257
Deferred costs	255	282
Investments in equity-accounted investees (mainly loans)	1,005	1,059
Deferred tax assets	126	223
Total non-current assets	10,804	11,461

Total assets	15,766	17,331

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	18

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	2012	2011
Liabilities	NIS million	NIS million
Debentures, loans and borrowings	1,140	765
Trade payables	790	890
Other payables, including derivatives	703	848
Current tax liabilities	456	397
Provisions	155	186
Employee benefits	258	389
Dividend payable	969	971
Total current liabilities	4,471	4,446

Debentures	4,250	4,663
Loans	4,156	4,150
Employee benefits	246	229
Other liabilities	62	93
Provisions	66	69
Deferred tax liabilities	55	69
Dividend payable	-	924
Total non-current liabilities	8,835	10,197

Total liabilities	13,306	14,643

Equity
Total equity attributable to equity holders of the Company	2,460	2,650
Non-controlling interests	-	38
Total equity	2,460	2,688

Total liabilities and equity	15,766	17,331

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	19

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	2012	2011	2010
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,864	2,061	2,442
Adjustments:
Depreciation and amortization	1,436	1,395	1,409
Profit from gaining control in an investee	-	-	(57)
Share in losses of equity-accounted investees	245	216	261
Financing expenses, net	291	293	113
Capital gain, net	(150)	(181)	(171)
Share-based payments	72	167	35
Income tax expenses	777	755	932
Expenses (income) for derivatives, net	-	(19)	10

Change in inventory	74	(33)	84
Change in trade and other receivables	505	(756)	(300)
Change in trade and other payables	(233)	(131)	(21)
Change in provisions	(34)	(64)	(136)
Change in employee benefits	(140)	82	(215)
Change in deferred and other income	(31)	50	-
Net income tax paid	(662)	(649)	(690)
Net cash from operating activities	4,014	3,186	3,696

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	20

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	2012	2011	2010
	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(269)	(355)	(343)
Proceeds from the sale of property, plant and equipment and refund from the Ministry of Communications	305	266	133
Acquisition of financial assets held for trading	(2,527)	(2,859)	(113)
Proceeds from the sale of financial assets held for trading	2,396	1,967	251
Purchase of property, plant and equipment	(1,271)	(1,548)	(1,279)
Proceeds from disposal of investments and long-term loans	100	11	11
Business combinations less cash acquired	-	-	(145)
Other	29	27	1
Net cash used in investing activities	(1,237)	(2,491)	(1,484)

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	21

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	2012	2011	2010
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	-	3,092	-
Bank loans received	650	2,200	2,670
Repayment of debentures	(720)	(1,483)	(1,145)
Dividends paid	(3,071)	(3,155)	(3,733)
Interest paid	(464)	(377)	(237)
Increase in the rate of holding in a subsidiary	(77)	-	(14)
Other	19	15	32
Net cash from (used in) financing activities	(3,663)	292	(2,427)

Increase (decrease) in cash and cash equivalents	(886)	987	(215)
Cash and cash equivalents as at January 1	1,352	365	580
Cash and cash equivalents as at the end of the year	466	1,352	365

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2012 FINANCIAL RESULTS	PAGE	22